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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 8 and 12, 2004

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario
M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7).

Yes ☐                        No ☒

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒                        No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-3920.

Exhibit Index

Exhibit No.	Description
1.	Press Release, dated February 8, 2004, of Falconbridge Limited regarding Falconbridge Limited's announcement that "Mediator Adjourns Discussions between Falconbridge and CAW"
2.	Press Release, dated February 12, 2004, of Falconbridge Limited regarding Falconbridge Limited's announcement that "Barrick and Falconbridge to partner on Kabanga nickel project in Tanzania"

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
February 13, 2004	By:	/s/ P.D. LAFRANCE P.D. Lafrance — Assistant Secretary

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Exhibit Index
SIGNATURES